As filed with the Securities and Exchange Commission on June 21, 2013

Securities Act File No. 333-187302

Investment Company Act File No. 811-07920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☒ Post-Effective Amendment No. 1

WESTERN ASSET HIGH INCOME OPPORTUNITY FUND INC.

(Exact Name of Registrant as Specified in Charter)

620 Eighth Avenue

New York, New York 10018

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

1-888-777-0102

(Area Code and Telephone Number)

Kenneth D. Fuller

100 International Drive

Baltimore, MD 21202

(Name and Address of Agent for Services)

with copies to:

Sarah E. Cogan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017	Robert I. Frenkel, Esq. Legg Mason & Co., LLC 300 First Stamford Place Stamford, Connecticut 06902

Calculation of Registration Fee under the Securities Act of 1933:

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock ($.001 par value)	9,000,000	$6.45	$58,050,000	$7,918.02

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

The Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on April 23, 2013 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File Nos. 333-187302 and 811-07920), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.

PART C

OTHER INFORMATION

Item 15.	Indemnification

Reference is made to Article VI of the Registrant’s Articles of Incorporation and Article V of the Registrant’s By-Laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant is named on a Directors & Officers Insurance Policy which covers all present and future directors and officers of Registrant against loss arising from any civil claim or claims by reason of any actual or alleged error, misstatement, misleading statement, negligent act or omission, or neglect or breach of duty committed while acting as directors or officers of the Registrant.

Item 16.	Exhibits

Exhibit No.		Exhibit
1	(a)	Articles of Incorporation, dated July 29, 1993(1)
1	(b)	Articles of Amendment, dated August 2, 1993(1)
1	(c)	Articles of Amendment, dated December 16, 1994(1)
1	(d)	Articles of Amendment, dated October 9, 2006(1)
1	(e)	Articles Supplementary, dated February 27, 2007(1)

2		Amended and Restated By-Laws(1)

3		Not applicable.

4		Form of Agreement and Plan of Reorganization is included in Part A of the Registration Statement on Form N-14

5		Not applicable

6	(a)	Management Agreement between Registrant and Legg Mason Partners Fund Advisor, LLC with respect to Registrant, dated August 1, 2006(1)
6	(b)	Subadvisory Agreement between Legg Mason Partners Fund Advisor, LLC and Western Asset Management Company with respect to Registrant, dated August 1, 2006(1)
6	(c)	Subadvisory Agreement between Western Asset Management Company and Western Asset Management Company Limited with respect to Registrant, dated August 1, 2006(1)

7		Not applicable

8		Not applicable

9		Custodian Services Agreement with State Street Bank and Trust Company, dated October 5, 2012(1)

10		Not applicable

11		Opinion and Consent of Foley & Lardner LLP as to the legality of the securities being registered(1)

C-1

Exhibit No.		Exhibit
12		Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus (filed herewith)

13		Not applicable.

14		Consent of Independent Registered Public Accounting Firm(2)

15		Not applicable

16		Power of Attorney(1)

17	(a)	Form of Proxy Card(1)
17	(b)	Code of Ethics of the Registrant and Legg Mason Partners Fund Advisor, LLC(1)
17	(c)	Code of Ethics of Western Asset Management Company and Western Asset Management Company Limited(1)
17	(d)	Transfer Agency and Services Agreement with American Stock Transfer, Inc., dated March 20, 2006(1)
17	(e)	Fund Accounting Services Agreement with State Street Bank and Trust Company, dated October 5, 2012(1)

(1)	Filed on March 15, 2013 with the Registrant’s Registration Statement on Form N-14 (File Nos. 333-187302 and 811-07920) and incorporated by reference herein.
(2)	Filed on April 18, 2013 with the Registrant’s Registration Statement on Form N-14 (File Nos. 333-187302 and 811-07920) and incorporated by reference herein.

Item 17.	Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other terms of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant agrees to promptly file a post-effective amendment to this registration statement including a signed opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.

C-2

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 21st day of June, 2013.

WESTERN ASSET HIGH INCOME OPPORTUNITY FUND INC.

By:	/S/ KENNETH D. FULLER
Kenneth D. Fuller
Chairman, Chief Executive Officer and President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ KENNETH D. FULLER	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	June 21, 2013
Kenneth D. Fuller

/S/ RICHARD F. SENNETT	Principal Financial Officer (Principal Financial Officer)	June 21, 2013
Richard F. Sennett

/S/ CAROL L. COLMAN*	Director	June 21, 2013
Carol L. Colman

/S/ DANIEL P. CRONIN*	Director	June 21, 2013
Daniel P. Cronin

/S/ PAOLO M. CUCCHI*	Director	June 21, 2013
Paolo M. Cucchi

/S/ LESLIE H. GELB*	Director	June 21, 2013
Leslie H. Gelb

/S/ WILLIAM R. HUTCHINSON*	Director	June 21, 2013
William R. Hutchinson

/S/ EILEEN KAMERICK*	Director	June 21, 2013
Eileen Kamerick

/S/ DR. RIORDAN ROETT*	Director	June 21, 2013
Dr. Riordan Roett

/S/ JESWALD W. SALACUSE*	Director	June 21, 2013
Jeswald W. Salacuse

*BY:	/S/ RICHARD F. SENNETT
Richard F. Sennett,
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit
12	Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus